SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

AMENDMENT NO. 2
TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

File No. 005-31481
_________________

Keystone Consolidated Industries, Inc.
(Name of the Issuer)

Contran Corporation
KYCN Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

493422 30 7
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Andrew B. Nace Three Lincoln Centre Suite 1700 5430 LBJ Freeway Dallas, Texas 75240-2694 (972) 233-1700	Neel Lemon Bill Howell Baker Botts L.L.P. 2001 Ross Avenue, Suite 1100 Dallas, TX 75201 (214) 953-6500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, the “Schedule 13E-3”) that was originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2013, and as initially amended on June 7, 2013, with respect to the merger (the “Merger”) of KYCN Acquisition Corporation (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Contran Corporation (“Contran”), with and into Keystone Consolidated Industries, Inc., a Delaware corporation (“KCI”).  The information in the Schedule 13E-3, including all exhibits thereto, is incorporated into this Amendment by reference in response to all of the applicable items of the Schedule 13E-3, except that such information is hereby amended and supplemented only to the extent specifically provided herein.  All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13E-3.  The Schedule 13E-3 is hereby further amended and supplemented as follows:

SUMMARY TERM SHEET

1.           The phrase “fair to the holders of common stock of KCI other than Contrran and Merger Sub” that appears in the first paragraph under “Summary Term Sheet– The Filing Persons' Position on the Fairness of the Merger” on page 4 of the Schedule 13E-3 is hereby deleted and replaced with the phrase “fair to the unaffiliated holders of common stock of KCI”.

SPECIAL FACTORS
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Effects

2.           The following sentences are added at the end of first paragraph under “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Effects” on page 11 of the Schedule 13E-3.

“Thus, completion of the Merger will have the effect of increasing Contran’s ownership of KCI by the 9.6% of KCI which Contran currently does not own, or an increase in such ownership from 90.4% to 100%.  At March 31, 2013, KCI’s net book value (or total stockholders’ equity) aggregated approximately $185.4 million.   Completion of the Merger would have the effect of increasing the amount of such net book value of KCI attributable to Contran’s ownership of KCI by $17.8 million (or 9.6% of $185.4 million), from $167.6 million (or 90.4% of $185.4 million) to $185.4 million.  KCI’s net income for the year ended December 31, 2012 was $20.2 million.   Completion of the Merger would have the effect of increasing the amount of such net income attributable to Contran’s ownership of KCI by $1.9 million (or 9.6% of $20.2 million), from $18.3 million (or 90.4% of $20.2 million) to $20.2 million.  KCI’s net income for the three months ended March 31, 2013 was $6.7 million. Completion of the Merger would have the effect of increasing the amount of such net income attributable to Contran’s ownership of KCI by $0.6 million (or 9.6% of $6.7 million), from $6.1 million (or 90.4% of $6.7 million) to $6.7 million. ”

FAIRNESS OF THE MERGER

Position of the Filing Persons

3.           The phrase “fair to the stockholders of KCI other than the Filing Persons” that appears in the paragraph under “Fairness of the Merger – Position of the Filing Persons” on page 13 of the Schedule 13E-3 is hereby deleted and replaced with the phrase “fair to the unaffiliated stockholders of KCI”.

Factors Considered in Determining Fairness

4.           The phrase “fair to the stockholders of KCI” that appears in the first paragraph under “Fairness of the Merger – Factors Considered in Determining Fairness” on page 13 of the Schedule 13E-3 is hereby deleted and replaced with the phrase “fair to the unaffiliated stockholders of KCI”.

5.           The paragraph following the Comparable Public Company Multiples table at the bottom of page 14 of the Schedule 13E-3 is hereby amended by adding the following sentences after the end of the second sentence in such paragraph:

“Each of such Selected Multiple Ranges was subjectively determined by the Filing Persons, after considering the high, low, mean and median for each of the ratios for the comparable companies, and after considering the Filing Persons’ knowledge of KCI’s business, knowledge of the comparable companies and KCI’s relative ranking and position to the comparable companies (such relative ranking and position as indicated by the table headed Risk Analysis Rankings below).  In so determining the Selected Multiple Ranges, the Filing Persons gave greater weight to the ratios for the comparable companies whose businesses the Filing Persons believe were more closely related to the business of KCI, and the Filing Persons determined the Selected Multiple Ranges so that the selected range as a percent of the market median would be below the median for its comparable company group, consistent with the fact that KCI generally ranked at or below the median for the various metrics indicated in the Risk Analysis Rankings table below.”

6.           The phrase “fair to the stockholders of KCI other than the Filing Persons” that appears in the first paragraph in the Procedural fairness subheading on page 25 of the Schedule 13E-3 is hereby deleted and replaced with the phrase “fair to the unaffiliated stockholders of KCI”.

7.           The phrase “fair to the stockholders of KCI other than the Filing Persons” that appears in each of the first and fourth sentences of the paragraph in the Overall Fairness Conclusion subheading on page 26 of the Schedule 13E-3 are hereby deleted and replaced with the phrase “fair to the unaffiliated stockholders of KCI”.

TRANSACTION STATEMENT

8.           The following sentences are added at the end of the paragraph in Item 3(b) on page 30 of the Schedule 13E-3:

“These Contran family trusts in the aggregate own a controlling interest in Contran.  As sole trustee of the trusts, Mr. Simmons has the power to vote and direct the disposition of shares of Contran held by the trusts, but Mr. Simmons has no pecuniary interest in shares of Contran held by the trusts, and Mr. Simmons disclaims beneficial ownership of any Contran shares held by the trusts, and any Shares held by Contran or Merger Sub.”

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 20, 2013

CONTRAN CORPORATION

By:  /s/ Bobby D. O’Brien
Bobby D. O’Brien
Vice President

KYCN ACQUISITION CORPORATION

By:  /s/ Gregory M. Swalwell
Gregory M. Swalwell
Vice President